

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

<u>Via Fax</u>
Colin Povall
President
McKenzie Street 31
Eastend, Bloemfontein
South Africa 9301

> **Re: First Fixtures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 12, 2014**
> **File No. 333-197443**

Dear Mr. Povall:

We have reviewed your amended registration statement and have the following comment.

<u>Financial Statements, page 28</u>

1. Please explain why you omitted the audit report on your financial statements for the period ended March 31, 2014, from this amendment. Please amend your filing to provide the audited financial statements required by Rule 3-01 of Regulation S-X, with an audit report meeting the requirements of Article 2.

You may contact Terence O'Brien, Accounting Branch Chief, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via Fax</u>
        Andrew J. Befumo, Esq.